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                           [FIAT LOGO AND LETTERHEAD]

NEWS RELEASE

For Immediate Release
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A Fiat delegation, comprising the Chairman Paolo Fresco, the Chief Executive
Officer Gabriele Galateri and the Chief Executive Officer of Fiat Auto Giancarlo Boschetti, met today with the President of the Piedmont Region Enzo Ghigo, the President of the Province of Turin Mercedes Bresso and the Mayor of Turin Sergio Chiamparino.

During the meeting, which was held on request of the Local Authorities, a detailed description of the Fiat Auto restructuring and turnaround plan was provided.

As previously announced the key actions envisaged under the plan are: renewal of the product range; significant investments in research and development; strengthening of the sales network and a cost cutting program which includes a reduction of excess production capacity through recourse to the Special Government Temporary Layoff Benefits Fund.

The Company top management assured that the Fiat Group is committed to financially supporting the Fiat Auto turnaround plan.

Turin, October 23, 2002






For additional information please contact:
Dante Raspa
FIAT USA
Corporate Communication Department
Phone     (212) 207-0947
Fax       (212) 421-5194
Email     draspa@fiatusa.com